1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

January 23, 2023

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)
(File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the ESG Money Market Portfolio (the “Portfolio”) and the addition of the Select Class of the Portfolio, filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on November 23, 2022. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 45 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or before January 23, 2023.

COMMENTS TO THE PROSPECTUSES

Comment 1.	Please consider adding risks related to foreign government obligations, commercial paper and corporate debt to the “Fund Summary—Principal Risks” section of each prospectus.

Response 1. The disclosure has been revised to expressly refer to foreign government obligations and corporate debt and summarize their associated risks. We respectfully acknowledge the comment as it relates to adding specific disclosure relating to the risks of investing in commercial paper; however, we believe that the Fund’s current disclosure in the “Fund Summary—Principal Risks” section of each prospectus is appropriate. In addition, the “Fund Details—

Additional Information About the Fund’s Investment Strategies and Related Risks” section of each prospectus has been revised to include a specific discussion of the risks associated with commercial paper.

Comment 2.	The section of each prospectus entitled “Fund Summary—Principal Investment Strategies” states that “the Adviser seeks to maintain the [Portfolio]’s share price at $1.00.” Please consider adding disclosure to the “Fund Summary—Principal Investment Strategies” section of each prospectus that explains that there is no assurance that the Portfolio will be successful in seeking to maintain its share price at $1.00.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please consider identifying in the “Fund Summary—Principal Investment Strategies” section of each prospectus the third-party data scoring provider (or primary providers) that the Portfolio intends to use for purposes of its strategy. Please also consider briefly summarizing each provider’s criteria or methodology in the principal investment strategies and any related principal risks to the Portfolio’s use of third-party data providers.

Response 3. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. However, the ESG Investment Risk in the section of each prospectus entitled “Fund Details—Additional Information About the Fund’s Investment Strategies and Related Risks” has been updated in response to this comment.

Comment 4.	The section of each prospectus entitled “Details of the Fund—Approach” states that “the Adviser seeks to maintain the [Portfolio]’s share price at $1.00.” Please consider adding disclosure to the “Details of the Fund—Approach” section of each prospectus that explains that there is no assurance that the Portfolio will be successful in seeking to maintain its share price at $1.00.

Response 4. The disclosure has been revised accordingly.

Comment 5.	Please consider disclosing (i) the use of liquidity fee proceeds by the Portfolio, including and possible return to shareholders in the form of a distribution and (ii) the tax consequences to the Portfolio and its shareholders of the Portfolio’s receipt of liquidity fees.
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Response 5. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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